Katherine J. Blair

310.552.5017
August 31, 2005	Fax: 310.552.5001 kblair@klng.com

Via EDGAR

Mr. Mathew Maulbeck

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Impac Mortgage Holdings, Inc.
Item 4.01 Form 8-K
Filed June 10, 2005
File No. 1-14100

Dear Mr. Maulbeck:

Based upon the Commission’s review of the above-referenced filing, the Commission issued a comment letter dated July 21, 2005 (the “SEC Comment Letter”). On behalf of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), as transmitted pursuant to Rule 101(a) of Regulation S-T, the following is to document our understanding with respect to the status of the SEC Comment Letter containing the staff’s comments with respect to the above-referenced filings.

Pursuant to a telephone conversation on August 30, 2005 with Jeffrey A. Shady of the Division of Corporation Finance, we understand that the Commission has no further comments on the above-referenced filing with respect to the SEC Comment Letter.

Sincerely,

/s/ Katherine J. Blair
Katherine J. Blair

cc:	Richard J. Johnson
Gretchen D. Verdugo
Ronald M. Morrison